UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

      The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

      Name: Phoenix Interests, Inc.

      Address of Principal Business Office: One RiverPointe Plaza, Suite 706, Jeffersonville, IN 47130

      Telephone Number (including area code): (812) 285-0768

      File Number under the Securities Exchange Act of 1934: 000-30949

      The Company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the written consent of 55.8% of its outstanding voting securities on March 1, 2006, effective as of March 24, 2006. The Company has not changed the nature of its business other than to no longer be a business development company.

SIGNATURE

      Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Jeffersonville and the state of Indiana on the 27th day of March, 2006.

PHOENIX INTERESTS, INC.

By:	/s/ James D. Tilton, Jr.
James D. Tilton, Jr., President and Chief Executive Officer

Attest:	/s/ Michael Thomas
Name: Michael Thomas